Mainstream Entertainment, Inc.
Orlando, FL

July 2, 2012

First Power & Light, LLC
200 Bar Harbor Drive, Suite 400
Conshohocken, PA 19429
Phone (610) 941-2985
Fax (610) 941-2990

Letter of Intent

Mainstream Entertainment, Inc. (the "Investor"), is pleased to indicate its willingness, subject to the terms and conditions of this letter of intent to acquire in a tax-free exchange, the shares of **Capital Stock** (the "Capital Stock") representing all of the issued and outstanding Capital Stock of First Power & Light, LLC, a Delaware Corporation (the "Company") to be sold by the "Selling Shareholders".

Purchase Price: First Power & Light, LLC will receive Fifty Million restricted shares of Mainstream Entertainment, Inc. (A Florida Corporation, Cusip No. 83080A 10 6) in a tax-free exchange.

Shareholder List: The Fifty Million Shares will be issued as follows by the transfer agent:

Malcom Adler 2,000,000
2603 Rockafellow Ave.
Pennsauken Township, NJ 08109
SS# 195-36-4880

Heather Coles 1,000,000
60 Meadow Dr.
Glassboro, New Jersey 08028
SS# 145-70-3846

Sharon Altman 35,800,000
318 Balligomingo Rd.
Conshohoken, PA 19428
SS# 170-38-3946

Tyler Tedrow 2,500,000
2350 Temple Dr.
Winter Park, FL 32789
SS# 601-26-2568

Thomas Moore 100,000
1507 E. Cardeza St.
Philadelphia, PA 19150
SS# 202-52-3798

Ed Johnson 100,000
5712 Lansdown Ave.
Philadelphia, PA 19131
SS# 175-48-9716

Christian Tedrow 2,500,000
2245 Poinciana Road
Winter Park, FL 32792
SS# 552-75-9193

Sterling, LLC 5,000,000
200 S. Knowles Ave.
Winter Park, FL 32789
Tax ID: 200504555

Target Closing: The closing of this transaction is expected to occur on or before thirty (30) days from the date of this letter of intent. If this Letter of Intent is not executed within 15 business days from the date of this letter of Intent, this investment proposal will be deemed withdrawn.

Name Change: Upon closing, the name of Mainstream Entertainment, Inc. will be changed to First Power and Light, Inc.; this clause acknowledges that the First Power and Light will change from an LLC to a corporation.

First Power and Light Audit:
Upon signing this Letter of Intent, First Power & Light, LLC will sign with Gary Singer (Li & Company) or another certified GAAP auditor will pay the costs of this audit.

DTC: Upon completion of the audit, First Power & Light will apply for and pay the costs to qualify for DTC. Jeff Martin, of Mainstream Entertainment, will assist in this process to achieve DTC.

Transaction Documents:
The transaction documents will be drafted by counsel of Mainstream Entertainment, Inc. and will contain customary representations, warranties, covenants (including monthly financial information, annual budget review and inspection rights) and delivery of an annual audit by a mutually agreed-upon accounting firm at the closing and thereafter.

Expenses:	First Power & Light, LLC will be responsible for all fees and expenses related to the sale.
Publicity:	Any press release or other public statement issued by any party relating to this letter or the transactions contemplated will be approved in advance by all parties and will contain appropriate references to each such party who desires such references.
Investors:	After signing the Letter of Intent, Mainstream Entertainment agrees on a best efforts basis to introduce First Power & Light, LLC and its business plan and prospects to investors, investment bankers and institutional lenders for the marketing, expansion and inventory of First Power & Light, LLC
Binding:	This is an offer for a binding commitment, as set forth under the headings "Expenses," and "Publicity." A binding commitment will be made pursuant to the execution of a definitive purchase agreement and related documents mutually acceptable to all parties.
Current on Filings:	Upon closing, Mainstream Entertainment, Inc. will be current on all filings.
No Lawsuits:	Mainstream Entertainment, Inc. will provide proof prior to closing that it is not subject to any filed or pending lawsuits.
Limited Liabilities:	Mainstream Entertainment, Inc. will provide proof that any and all liabilities have been assumed by First Power & Light prior to closing, except as agreed upon by both parties.
Pre-closing Conduct:	After the execution of the letter of intent, the Company's management and the Selling Shareholder will not cause the Company to (i) make any change in its authorized capital stock, or amend its charter or bylaws, (ii) issue or sell any shares of its capital stock or any securities convertible into or exchangeable for its capital stock, (iii) form or create any subsidiary, (iv) declare, pay or set aside with respect to its capital stock any dividend or other distribution or payment (other than reasonably estimated quarterly tax distributions), (v) increase the level of compensation of any officer or key employee other than in the ordinary course of business, (vi) adopt any new employee benefit plan or amend any existing employee benefit plan, (vii) enter into any new employment or consulting agreements other than in the ordinary course of business, (viii) make capital expenditures or asset sales in excess of $1,000, (ix) incur any indebtedness other than in the ordinary

course of business, (x) engage in any related party transactions or transactions with affiliates, (xi) fail to operate its business in the ordinary course consistent with past practice or (xii) fail to maintain its books and records consistent with past practices.

This letter of intent supersedes all prior negotiations, letters of intent and term sheets, if any, between the parties, as the same relates to the Capital Stock and the transactions contemplated hereby. We look forward to beginning our due diligence review as soon as possible. Please do not hesitate to contact us if you have any questions or comments regarding this letter.

If you are in agreement, please execute below and fax back to (407) 207-0434 or email to headlightz99@yahoo.com and we will immediately begin the business and legal actions necessary to consummate this letter of intent.

7/4/12

Charles Camorata, President — Date
Mainstream Entertainment, Inc.

Malcom Adler — 7/3/12

Malcom Adler
Managing Director — Date
First Power & Light, LLC